UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 26, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

NBCUniversal Media, LLC

File No. 333-174175 - CF#26934
_____

NBCUniversal Media, LLC submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 filed on May 13, 2011, as amended on July 12, 2011.

Based on representations by NBCUniversal Media, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4	through January 28, 2017
Exhibit 10.5	through January 28, 2017
Exhibit 10.6	through July 15, 2021
Exhibit 10.11	through February 1, 2014
Exhibit 10.13	through February 4, 2015
Exhibit 10.14	through February 4, 2015
Exhibit 10.15	through February 4, 2015
Exhibit 10.16	through July 15, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel